UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Owl Rock Capital Corporation II

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69121D 100

(CUSIP Number)

Craig Packer

Owl Rock Capital Corporation II

245 Park Avenue, 41st Floor

New York, NY 10167

(212) 419-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:    ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRAIG PACKER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,666.667
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 116,666.667
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,666.667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.12%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Owl Rock Capital Corporation II (the “Issuer”). The address of the principal executive offices of the Issuer is 245 Park Avenue, 41st Floor, New York, NY 10167.

Item 2.	Identity and Background

This Schedule 13D is being filed by Craig Packer, a citizen of the United States of America. Mr. Packer is the Chief Executive Officer and President of the Issuer and a member of the Issuer’s board of directors, a co-founder of Owl Rock Capital Partners LP, Co-Chief Investment Officer of Owl Rock Capital Advisors LLC, and the President and Chief Executive Officer of Owl Rock Capital Corporation. Mr. Packer’s business address is 245 Park Avenue, 41st Floor, New York, NY 10167.

During the last five years, Mr. Packer has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Packer is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 4, 2017, Mr. Packer entered into a Subscription Agreement (the “Subscription Agreement”) with the Issuer. Pursuant to the Subscription Agreement, on April 4, 2017, Mr. Packer purchased 116,666.667 shares of Common Stock from the Issuer for an aggregate purchase price of $1,050,000.

The Subscription Agreement is described in Items 4 and 6 below and is incorporated herein by reference to Appendix A of Supplement No. 1 to the Company’s Prospectus (File No. 333-213716), filed pursuant to Rule 497 on April 5, 2017.

Item 4.	Purpose of Transaction

Mr. Packer acquired the securities to which this statement relates for investment purposes and does not have a present intent to acquire or influence control over the business of the Issuer.

Mr. Packer does not have any plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this filing on Schedule 13D, there are 610,336.52 shares of Common Stock outstanding, of which Mr. Packer owns 116,666.667 shares representing 19.12% of the outstanding shares of Common Stock.

(b) Mr. Packer has the sole power to vote and dispose of the 116,666.667 shares of Common Stock he holds.

(c)	None

(d)	None

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 regarding the Subscription Agreements is hereby incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2017

By:	/s/ Craig Packer
Name: Craig Packer